UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 1-10308

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Avis Voluntary Investment

Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Avis Budget Group, Inc.

6 Sylvan Way

Parsippany, NJ 07054

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the

Avis Voluntary Investment Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Avis Voluntary Investment Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

New York, New York

June 28, 2007

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Participant- directed investments at fair value:
Cash and cash equivalents	$501,322	$326,003
Mutual funds	24,536,994	22,844,556
Common/collective trusts	38,113,404	36,003,788
Guaranteed investment contracts	—	5,118,438
Avis Budget Group, Inc. common stock	62,264	251,944
Other common stock	107,989	—
Loans to participants	2,112,576	2,073,535

Total investments	65,434,549	66,618,264

Receivables:
Participant contributions	3,721	79,833
Employer contributions	4,850	108,308
Interest and dividends	29,208	26,353

Total receivables	37,779	214,494

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	65,472,328	66,832,758

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	690,872	613,008

NET ASSETS AVAILABLE FOR BENEFITS	$66,163,200	$67,445,766

The accompanying notes are an integral part of these financial statements.

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS TO NET ASSETS:
Net investment income:
Interest	$1,992,284
Dividends	1,166,127
Net appreciation in fair value of investments	2,071,989

Net investment income	5,230,400

Contributions:
Participants	2,172,932
Employer	2,891,612
Rollovers	3,572

Total contributions	5,068,116

Total additions	10,298,516

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	9,332,502
Transfers of participant account balances to affiliated plans	2,236,125
Administrative expenses	12,455

Total deductions	11,581,082

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(1,282,566)

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	67,445,766

END OF YEAR	$66,163,200

The accompanying notes are an integral part of these financial statements.

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the Avis Voluntary Investment Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document which is available from Avis Rent A Car System, LLC (the “Company”) for a more complete description of the Plan’s provisions. The Company is a wholly-owned subsidiary of Avis Budget Group, Inc. (“ABGI”) (formerly Cendant Corporation).

The Plan is a defined contribution plan that provides Internal Revenue Code (the “IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company, FSB (the “Trustee”) is the Plan’s trustee.

Pursuant to certain resolutions of the Executive Committee of the Company’s Board of Directors, the Plan was amended during 2006 to allow for the transfer of participants’ account balances between the Plan and other affiliated plans of the Company.

On July 31, 2006, the Company’s parent, ABGI completed the spin-offs of Realogy Corporation (“Realogy”) and Wyndham Worldwide Corporation (“Wyndham”) and distributed one share each of Realogy and Wyndham common stock for every four and five shares, respectively, of the outstanding Cendant Corporation common stock held on July 21, 2006. On August 23, 2006, ABGI completed the sale of Travelport.

Following the spin-offs of Realogy and Wyndham and the sale of Travelport, the parent company’s stockholders approved a change in the parent company’s name from Cendant Corporation to Avis Budget Group, Inc. On September 5, 2006, ABGI completed a 1-for-10 reverse stock split of ABGI’s common stock and references to common share data within the notes to the financial statements have been revised to reflect the reverse stock split (see Note 6 – Exempt Party-in-Interest Transactions).

The following is a summary of certain Plan provisions:

Eligibility – Each employee may elect to become a contributing participant after having met all of the following requirements: (i) the status of a non-union employee, (ii) the attainment of age 21 and (iii) the completion of one year of service (a year of service means the completion of at least 1,000 hours of service during the first twelve months of employment or the completion of at least 1,000 hours in any Plan year that follows the employment date).

Participant Contributions – Participants may elect to make pre-tax contributions up to 16% of specified compensation up to the statutory maximum of $15,000 for 2006. In addition, employees participating in the Plan may make additional contributions (that are not matched by employer contributions) from 1% to 10% of specified compensation on a current, after-tax basis, subject to certain limitations imposed by law. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,000 as a catch up contribution, resulting in a total pre-tax contribution of $20,000 for 2006.

Employer Contributions – The Company contributes to the Plan with respect to each participating employee (i) an amount equal to the sum of 50% of the first 6% of the participant’s compensation that is contributed to the Plan, plus (ii) an amount equal to 3% of participants’ annual compensation.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations.

Investments – Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds. The fund reallocation must be in 1% increments, include both employee and employer contributions and is limited to one reallocation per day, subject to restrictions imposed by the mutual fund companies to curb short-term trading. Participants should refer to the Plan document regarding investments in Company and other common stock. Participants should refer to each fund’s prospectus for a more complete description of the risks and restrictions associated with each fund.

Vesting – At any time, participants are 100% vested in their pre-tax and after tax contributions plus actual earnings thereon. Company matching contributions are fully vested upon 3 years of service without partial vesting prior thereto. The Company’s 3% contribution of participant’s annual compensation vests immediately.

Loan Provisions – Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance provided the vested balance is at least $2,000. The loans are secured by the balance in the participant’s vested account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through payroll deductions.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged with an allocation of net realized and unrealized depreciation in fair value of investments, certain administrative expenses and withdrawals. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits to Participants – Participants are entitled to withdraw a certain portion of their vested accounts in accordance with the terms of the Plan and applicable law. Participants are permitted to process in-service withdrawals, in accordance with Plan provisions, upon attaining age 59 1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age. Distribution of the participant’s account may be made in a lump sum payment upon retirement, death or disability, or upon termination of employment, subject to the vesting requirements of the Plan.

Forfeited Accounts – Forfeited balances of terminated participants’ non-vested accounts are first used to pay Plan expenses, if any, and then to decrease employer contributions. As of December 31, 2006 and 2005, forfeited account balances amounted to $111,000 and $72,012, respectively. As of December 31, 2006, no forfeited non-vested accounts were used to reduce employer contributions.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise such expenses are paid by the Plan.

Transfers to Affiliated Plans – Net transfers of participants account balances to affiliated plans totaled $2,236,125 for the year ended December 31, 2006.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various securities including mutual funds, common/collective trusts, Avis Budget Group, Inc. common stock and other common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Adoption of new Accounting Guidance – As described in the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The financial statements reflect the retroactive adoption of the FSP. As required by the FSP, the Statement of Net Assets Available for Benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at either December 31, 2006 or December 31, 2005.

Valuation of Investments and Income Recognition – The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common/collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets. Loans to participants are valued at outstanding loan balances which approximates fair value. One of the Plan’s common/collective trust investments is the Merrill Lynch Retirement Preservation Trust (“MLPT”). The MLPT invests primarily in synthetic guaranteed investment contracts that are primarily collateralized by graded debt securities and are valued at fair value of the underlying investments and then adjusted by the issuer to contract value. The fair value of the underlying debt securities are valued at the last available bid price in over the counter markets or on the basis of values obtained by independent valuation groups. The synthetic guaranteed investment wrapper contracts are valued by determining the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The fair value recorded in the Plan’s financial statements for such fund was $36,375,044 and $34,297,877 at December 31, 2006 and 2005, respectively. Fully benefit-

responsive investment contracts (see Note 4 – Investment Contract With Insurance Company) are stated at fair value and then adjusted to contract value. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2006, realized gains and losses on investments sold during the year then ended and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Benefit Payments – Benefits to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet received from the Plan totaled $504,296 and $74,600 at December 31, 2006 and 2005, respectively.

3.	INVESTMENTS

The following table presents investments at fair value that represent five percent or more of the Plan’s net assets available for benefits as of December 31:

2006
* Merrill Lynch Retirement Preservation Trust **	$36,375,044
Allianz CCM Capital Appreciation Fund	5,055,374
MFS Value Fund	4,462,085

2005
* Merrill Lynch Retirement Preservation Trust **	$34,297,873
Allianz CCM Capital Appreciation Fund	5,342,508
Principal Life Insurance Company	5,118,438
MFS Value Fund	4,086,755
(*) Permitted party-in-interest (**) The contract value of the Merrill Lynch Retirement Preservation Trust was $37,065,916 and $34,910,881 at December 31, 2006 and 2005, respectively.

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value, as follows:

2006
Mutual funds	$1,773,002
Common/collective trusts	314,841
Common stock (*)	(15,854)

$2,071,989

(*) Includes the common stock of Avis Budget Group, Inc., Realogy Corp. and Wyndham Worldwide Corp. (see Note 1 - Description of the Plan for more information).

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a fully benefit-responsive investment contract with Principal Financial Group (“PFG”). PFG maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by PFG. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Contract expired during December 2006.

PFG is contractually obligated to pay principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the contract will tack current market yields on a trailing basis.

Average yields:

	2006	2005
Based on annualized earnings (1)	5.6%	5.8%
Based on interest rate credited to participants (2)	5.6%	5.8%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the contract in 2006 and the last day of the plan year in 2005 by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the contract in 2006 and the last day of the plan year in 2005 by the fair value of the investments on the same date.

5.	FEDERAL INCOME TAX STATUS

The IRS determined and informed the Company by letter dated October 25, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments represents shares in funds managed by Merrill Lynch Trust Company, FSB, the trustee of the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2006 and 2005, the Plan held 2,871 and 1,460 shares of Avis Budget Group, Inc. common stock with a cost basis of $121,819 and $256,296, respectively. During 2006, the Plan earned dividend income of $1,664 from ABGI, which is the parent of the sponsoring employer of the Plan.

7.	PLAN TERMINATION

Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.

8.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2006:

Net assets available for benefits per the financial statements	$66,163,200
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(690,872)

Net assets available for benefits per Form 5500	$65,472,328

The following is a reconciliation of change in net assets available for benefits per the financial statements for the year ended December 31, 2006, to the net income per Form 5500:

Decrease in net assets available for benefits per the financial statements	$(1,282,566)
Less: Adjustment for contract value to fair value for fully benefit-responsive investment contracts	(690,872)
Add: Transfer of assets from the Plan (Reflected in L – Transfer of assets – of Form 5500)	2,236,125

Net income per Form 5500	$262,687

* * * * * *

Plan Number: 002

EIN: 11-1998661

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

Identity of Issue, Borrower, Current Lessor or Similar Party		Description of Investment	Number of Shares, Units or Par Value	Cost***	Current Value****
*	Avis Budget Group Inc.	Common Stock Fund	2,871		$62,264
	Realogy Corporation	Common Stock Fund	1,916		58,091
	Wyndham Worldwide Corporation	Common Stock Fund	31,639		49,898
*	Merrill Lynch Retirement Preservation Trust	Common/collective trust	37,065,916		36,375,044
*	Merrill Lynch Equity Index Trust Fund	Common/collective trust	14,646		244,301
	Oppenheimer Emerging Markets Equity Trust	Common/collective trust	53,750		1,301,815
	Oppenheimer International Growth Trust	Common/collective trust	13,369		192,244
	Allianz CCM Capital Appreciation Fund	Registered investment fund	261,936		5,055,374
	Allianz Capital Renaissance Fund	Registered investment fund	21,954		464,336
	Davis NY Venture Fund	Registered investment fund	73,469		2,861,635
	Harbor Small Capital Value Fund	Registered investment fund	128,264		2,749,975
	ING International Value Fund	Registered investment fund	120,168		2,473,050
	Lord Abbett Bond Debenture Fund	Registered investment fund	26,805		214,442
	MASS Investment Growth Stock Fund	Registered investment fund	39,014		541,124
	MFS Mid-Cap Growth Fund	Registered investment fund	15,063		141,441
	MFS Value Fund	Registered investment fund	166,620		4,462,085
	Oppenheimer Capital Appreciation Fund	Registered investment fund	45,930		2,177,128
	Oppenheimer Quest Balanced Value Fund	Registered investment fund	8,373		157,659
	PIMCO Total Return Fund	Registered investment fund	177,401		1,841,433
	Scudder RREEF Real Estate Fund	Registered investment fund	32,052		850,331
	The Oakmark Equity and Income Fund	Registered investment fund	15,892		411,284
	Vanguard Explorer Admiral Fund	Registered investment fund	1,951		135,697
	Various participants	Participant loans **			2,112,576
	Cash and cash equivalents				501,322

Total					$65,434,549

*	Represents a permitted party-in-interest.

**	Maturity dates range from January 2007 to July 2021 at interest rates of 4.75% to 19.73%.

***	Cost information is not required for participant-directed investments.

****	Form 5500 instructions require reporting of Common/collective trusts at fair value on this schedule.

******

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Avis Voluntary Investment Savings Plan

By:	/s/ Mark Servodidio
Mark Servodidio
Executive Vice President and Chief Human Resources Officer Avis Budget Group, Inc.

Date: June 28, 2007